Exhibit 10.4   **Confidential Treatment Requested

E-LOAN/zipRealty
Amendment Four to Marketing, Promotion, Distribution, And Related Services Agreement

This Amendment Four ("Amendment") to the Marketing, Promotion, Distribution, And Related Services Agreement dated April 15, 2002 (the "Agreement"), by and between E-LOAN, Inc. and zipRealty, Inc., amends, modifies and supplements the Agreement as set forth below. All terms of the Agreement shall remain in full force and effect unless expressly amended, modified or supplemented herein.

1. **Term**. The Term of the Agreement shall be extended beyond March 31, 2004, for an additional period from April 1, 2004 until September 30, 2004 (the "Extension Period").

2. **Compensation**. During the Extension Period, E-LOAN shall pay to zipRealty the following compensation:

Month	Amount
April 2004	[**]
May 2004	[**]
June 2004	[**]
July 2004	[**]
August 2004	[**]
Septebmer 2004	[**]
Total	[**]

3. **Counterparts**. This Amendment may be executed in one or more counterparts, including facsimiles, each of which will be deemed to be a duplicate original, but all of which, taken together, will be deemed to constitute a single instrument.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and dated below.

E-LOAN, INC.   zipRealty, Inc.

By: /s/ Pete Bonnikson   By: /s/ Gary M. Beasley
Name: Pete Bonnikson   Name: Gary M. Beasley
Title: S.V.P.   Title: EVP & CFO

Date: 3/29/04   Date: 3/29/04

E-LOAN – zipRealty   **Confidential Treatment Requested
Amendment Four to Marketing, Promotion, Distribution, and Related Services Agreement

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